AP
3/13

15048995

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 03 2015 Wash., DC 404

SEC FILE NUMBER
8- 48125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Poor Farm Rd., Suite 2
(No. and Street)

Princeton (City) New Jersey (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracey Jasey 609-955-5726 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 7648 (Address) Princeton (City) New Jersey (State) 08543-7648 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB
3/14/15

OATH OR AFFIRMATION

I, Daniel M. Kerrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPI Securities, Inc., as of March 2, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA L. FORSBERG
Notary Public of New Jersey
My Commission Expires February 15, 2016

[signature]
Notary Public

[signature]
Signature

Senior Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPI SECURITIES, INC.

REPORTS PURSUANT TO RULE 17A-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

MERCADIEN

SEC Mail Processing
Received
MAR 03 2015
Wash. D.C.
194
Section

MPI SECURITIES, INC.

REPORTS PURSUANT TO RULE 17A-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

MPI SECURITIES, INC.

Table of Contents

December 31, 2014

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MPI Securities, Inc.

We have audited the accompanying statement of financial condition of MPI Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the Computation of Net Capital Under SEC Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercadien, P.C.
Certified Public Accountants

February 26, 2015

CELEBRATING 50 YEARS OF LEADING BY EXAMPLE
P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	96,801
Accounts receivable, less allowance for doubtful accounts of $8,380		15,350
Prepaid expenses		6,392
Total Assets	$	118,543

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	1,294
Accrued expenses		12,300
Advance deposits		10,000
Notes payable		29,577
Total Liabilities		53,171
Stockholders' Equity		
Common stock, no par value, $6.77 stated value; 10,000 shares authorized; 8,475 shares issued and 3,575 shares outstanding		57,409
Retained earnings		41,156
Treasury stock, 4,900 shares at stated value		(33,193)
Total Stockholders' Equity		65,372
Total Liabilities and Stockholders' Equity	$	118,543

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF INCOME
Year Ended December 31, 2014

Revenues	
Consulting fees	$ 125,000
Operating expenses	
Bad Debts	4,388
Licensing fees	8,689
Management fees	12,240
Professional fees	52,262
Office expense	143
Research expense	149
Commissions	2,421
Insurance	686
Interest expense	57
Travel and entertainment	100
Tuition reimbursement	2,093
Depreciation	272
Total operating expenses	83,501
Income before interest income and provision for state income taxes	41,499
Interest income	23
Income before provision for state income taxes	41,521
Provision for state income taxes	980
Net income	$ 40,541

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2014

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances, January 1, 2014	6,275	$ 57,409	$ 21,192	$ 118,465	$ (14,903)	$ 182,163
Net income	-	-	-	40,541	-	40,541
Dividends paid	-	-	-	(96,600)	-	(96,600)
Repurchase of common stock	(2,700)	-	(21,192)	(21,250)	(18,290)	(60,732)
Balances, December 31, 2014	3,575	$ 57,409	$ -	$ 41,156	$ (33,193)	$ 65,372

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	40,541
Adjustments to reconcile net income to net cash from operating activities		
Depreciation		272
Bad debt expense		4,388
Changes in assets		
Accounts receivable		8,087
Prepaid expenses		(860)
Accounts payable		865
Due to Management Planning, Inc.		(2,550)
Accrued expenses		300
Advance deposits		5,000
Net cash from operating activities		56,043
Cash Flows from Financing Activities		
Proceeds from long term debt		29,577
Dividends paid		(96,600)
Repurchase of common stock		(60,732)
Net cash from financing activities		(127,755)
Net change in cash		(71,712)
Cash, beginning of year		168,513
Cash, end of year	$	96,801
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Income taxes	$	980
Interest expense	$	57

See notes to financial statements

A. NATURE OF BUSINESS

MPI Securities, Inc. (the "Company") was incorporated on January 26, 1995, and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, as well as the securities commissions of other states, and is a member of the Financial Industry Regulatory Authority.

The Company provides merger and acquisition advisory and private placement consulting services to clients throughout the United States.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Net income is charged with an allowance for uncollectible accounts based on past experience and an analysis of accounts receivable collectibility. Accounts deemed uncollectible are charged to the allowance the year they are deemed uncollectible.

Revenue Recognition

Revenues related to consulting services are recognized upon acceptance of the contract and/or the submission of a consulting report to the client. Advanced deposits are recognized as income when a report is issued.

Property and Equipment

Property and equipment consists of furniture and fixtures and is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures	7 years

Repairs and maintenance which do not extend the useful life of the related asset are expensed as incurred.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for federal and state income tax purposes, thus, the income is taxed to each of the stockholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Management evaluated the Company's tax positions as of and for the year ended December 31, 2014, and has determined that there is no liability for uncertain tax positions at December 31, 2014. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local taxing authorities for years before 2011.

Subsequent Events

Management has evaluated events for potential recognition and disclosure that occurred after December 31, 2014, but before February 26, 2015, the date the financial statements were available to be issued. No items were determined by management to require disclosure.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker-dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with* Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is not permitted. The updated standard becomes effective for the Company in the first quarter of fiscal year 2017. The updated standard will be effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* ASU 2014-15 requires that an entity's management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Certain disclosures are necessary in the footnotes to the financial statements in the event that conditions or events raise substantial doubt about an entity's ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter and early application is permitted. The Company has not yet assessed the impact ASU 2014-15 will have upon adoption.

C. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	3,854
Less: accumulated depreciation		3,854
Total	$	-

D. NOTES PAYABLE

During 2014, the Company issued three separate notes payable, which collectively total $29,577, to redeem a total of 1,300 shares from three former shareholders. Each of the notes are payable in five equal installments of principal and interest, with the first payment on each due in 2015. Each note bears interest at an annual rate of 3.25%.

Maturities of notes payable are as follows:

2015	$	5,538
2016		5,720
2017		5,909
2018		6,104
2019		6,306
Total	$	29,577

E. STOCKHOLDERS' EQUITY

During 2014, the Company redeemed a total of 2,700 shares from six shareholders at prices ranging from $21.63 per share to $23.25 per share, with such prices determined in accordance with the Company's shareholders' agreement. Further, in accordance with the Company's shareholders' agreement, the Company has the option to fund stock redemptions in either cash or a five year note. A total of 1,400 shares were redeemed with cash totaling $31,155. The remaining 1,300 shares redeemed were repurchased with three separate notes payable, with a collective face value of $29,577.

F. MAJOR CUSTOMERS

There were six customers that accounted for approximately 88% of the Company's total revenues for the year ended December 31, 2014.

G. RELATED PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Actual expenditures incurred by MPI include amounts paid to MPI employees for commission fees, which is associated with the Company's consulting fees. Management consulting and commission fees for the year totaled $14,661.

H. CONCENTRATIONS OF RISK

The Company maintains cash in bank deposit accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

I. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2014, the Company had net capital of $43,630, which exceeded its requirements of $5,000 by $38,630.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of December 31, 2014

Stockholders' equity	$ 65,372
Deductions: non-allowable assets	
Accounts receivable	(15,350)
Prepaid expenses	(6,392)
Non-allowable assets	(21,742)
Net capital	43,630
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 38,630
Aggregate indebtedness	$ 53,171
Ratio of aggregate indebtedness to net capital	1.22

There are no material differences between the preceding computation and the Company's corresponding unaudited part 11A of Form X-17A-5 as of December 31, 2014.

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

EXEMPTION REPORTS

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MPI Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17A-5(d)(4), in which *(a)* MPI Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercadien, P.C.
Certified Public Accountants

February 26, 2015

• AN INDEPENDENTLY OWNED MEMBER, MCGLADREY ALLIANCE
• AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
• NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
• NEW YORK SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
• PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
• AICPA'S PRIVATE COMPANIES PRACTICE SECTION
• AICPA'S CENTER FOR AUDIT QUALITY
• REGISTERED WITH THE PCAOB

CELEBRATING 50 YEARS OF LEADING BY EXAMPLE
P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

MPI Securities, Inc.

Investment Banking Services

101 Poor Farm Road
Princeton, New Jersey 08540
T: (609) 924-4200 F: (609) 924-4573

On behalf of MPI Securities, Inc., I, as FinOp, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- MPI Securities, Inc. claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- MPI Securities, Inc. did not hold any customer funds or securities at any time during the year.
- MPI Securities, Inc. met the identified exemption provisions throughout the reporting period without exception.

Daniel M. Kerrigan
FINOP

MPI Securities, Inc.